Ms. Laura Hatch
U.S. Securities and Exchange Commission
November 22, 2011

John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

November 22, 2011

Ms. Laura Hatch
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On September 22, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 46 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 47 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of adding a new class of shares to an existing portfolio series of the Trust – the TEAM Asset Strategy Fund (“Fund”).

You provided comments to me relating to the Amendment and this letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment:	Footnote 1 indicates that the 12b-1 Plan will be activated on March 1, 2012. Please either add the 25 basis points related to the Plan into the fee table or update the activation date for the Plan.

Response:	The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
November 22, 2011

2.	Comment:
Footnote 4 indicates that the expense limitation agreement expires on February 29, 2012.  Please either remove the fee waiver line item from the fee table or reflect that the agreement expires at a later date.

Response:	The Trust has revised the disclosure as you have requested such that the expense limitation arrangements have now been extended to February 29, 2013.

3.	Comment:	The expense example for the Investor Class Shares should be recalculated if it were to include the 25 basis points pursuant to the Rule 12b-1 Plan (see comment 1).

Response:	The Trust has revised the disclosure as you have requested.

Determination of Net Asset Value

4.	Comment:
Since the Fund may hold securities traded on foreign exchanges, please add the disclosure relating to the fact that foreign exchanges may be open on days when a shareholder in the Fund may not be able to purchase or sell shares.

Response:	The Trust has revised the disclosure as you have requested.

Management of the Fund

5.	Comment:	Please confirm the spelling of Mr. Dailey’s name. It is spelled differently throughout this section.

Response:	The Trust has reviewed the disclosure and revised the disclosure as appropriate.

Adviser’s Prior Performance

6.	Comment:
The second paragraph in this section states that the Fund is managed in a manner that is substantially similar to the way the discretionary advisory accounts are managed.  Please state that the investment objectives, strategies and policies are also substantially similar.

Response:	The Trust has revised the disclosure as you have requested.

7.	Comment:
The third paragraph in this section states that GIPS may be different from the SEC standard formula for performance presentation.  Please make clear what the differences in the GIPS methods are as compared to the SEC method.

Response:	The Trust has removed this sentence as the investment adviser to the Fund had indicated that the calculation methodologies are the same.

8.	Comment:	In the fourth paragraph in this section, please disclose whether or not the calculation of performance is net of sales charges.

Response:	The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
November 22, 2011

9.	Comment:	Please clarify that had the performance results reflected the Fund’s expenses the results would have been reduced.

Response:            The Trust has revised the disclosure as you have requested.

10.	Comment:
In the performance presentation, please reverse the Net and Gross numbers as the Gross performance numbers cannot be more prominent than the Net numbers and they should appear below the Net numbers.  Additionally, please include the average annual 1, 5 and 10 year return information.

Response:	The Trust has revised the disclosure as you have requested.

11.	Comment:
In Appendix B, please switch the Gross and Net return numbers so the Gross numbers are less prominent than the Net numbers.  Additionally, if you wish to show the dispersion column please explain what this column shows.

Response:	The Trust has revised the disclosure as you have requested.

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively